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                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


ITEM 1:           REPORTING ISSUER

                  Celestica Inc.
                  7th Floor
                  12 Concorde Place
                  Toronto, ON   M3C 3R8

ITEM 2:           DATE OF MATERIAL CHANGE

                  July 24, 2001.

ITEM 3:           PRESS RELEASE

                  A press release was issued on July 24, 2001 by Celestica Inc. in Toronto, Ontario. A copy of the press release is attached hereto.

ITEM 4:           SUMMARY OF MATERIAL CHANGE

                  On July 24, 2001, Celestica Corporation ("Celestica") entered into agreements with Lucent Technologies Inc. ("Lucent") pursuant to which Celestica will acquire certain inventory, real estate, and operating assets from Lucent in Columbus, Ohio and Oklahoma City, Oklahoma. The agreements provide that on closing, Celestica and Lucent will enter into a five-year external manufacturing services supply agreement.

ITEM 5:           FULL DESCRIPTION OF MATERIAL CHANGE

                  On July 24, 2001, Celestica Corporation ("Celestica") entered into agreements with Lucent Technologies Inc. ("Lucent") pursuant to which Celestica will acquire certain inventory, real estate, and operating assets from Lucent in Columbus, Ohio and Oklahoma City, Oklahoma. Pursuant to the agreements, Celestica will purchase from Lucent certain inventory, machinery and equipment used by Lucent in conducting its manufacturing and repair operations for printed circuit board assemblies for switching and access products in Columbus, Ohio and in conducting its manufacturing and repair operations for printed circuit board assemblies and frame assemblies for wireless products in Oklahoma City, Oklahoma. Celestica will purchase


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Lucent's facility in Columbus and will lease the Oklahoma City facility. The total acquisition cost to Celestica is expected to be between U.S.$550-$650 million, subject to certain post-closing adjustments, primarily for inventory.

                  The agreements provide that on closing, Celestica and Lucent will enter into a five-year external manufacturing services supply agreement under which Celestica will provide certain electronics manufacturing services to Lucent, such as printed circuit board assembly and test, prototype build, system assembly, repair, enclosure, backplane and supply chain management.

                  The transaction is expected to close before the end of the third quarter of 2001, and is subject to normal closing conditions, including regulatory approvals.

ITEM 6:           RELIANCE ON SUBSECTION 75(3) OF THE
                  ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

                  Not applicable.

ITEM 7:           OMITTED INFORMATION

                  Not applicable.

ITEM 8:           SENIOR OFFICER

                  For further information, please contact Elizabeth L. DelBianco, Vice President, General Counsel and Secretary of Celestica at (416) 448-5800.

ITEM 9:           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.


                  DATED at Toronto, Ontario this 31 day of July, 2001




                                        /s/ Elizabeth L. DelBianco
                                        ---------------------------------------
                                        Elizabeth L. DelBianco
                                        Vice President, General Counsel and
                                        Secretary